SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Recreational Enterprises, Inc.

Attention: Gary L. Carano

P.O. Box 2540

100 West Liberty Street, Suite 1150

Reno, Nevada, 89501

(775) 328-0102

with a copy to:

Deborah J. Conrad

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Recreational Enterprises, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,892,847 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,892,847 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,892,847 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.5% (2)

14	Type of Reporting Person (See Instructions) CO

(1)         All of the shares of Eldorado Resorts, Inc.’s (“ERI” or “Issuer”) common stock (“Common Stock”) reported on this Schedule 13D are directly held by Recreational Enterprises, Inc. (“REI”). Donald L. Carano (“Mr. Carano”) is the trustee and a beneficiary of, and holds investment control over, the Donald L. Carano Family Trust (the “Trust”), which holds a direct ownership interest in REI.

(2)         Calculated based on a total of 46,411,632 shares of Common Stock outstanding as of September 19, 2014, according to information filed by the Issuer on September 19, 2014.

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Donald L. Carano Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,892,847 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,892,847 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,892,847 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.5% (3)

14	Type of Reporting Person (See Instructions) OO

(1)         All of the shares of ERI’s Common Stock reported on this Schedule 13D are directly held by REI. Mr. Carano is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in REI.

(2)         Solely as a shareholder of REI, which holds a direct ownership interest in ERI. The Trust disclaims beneficial ownership of the shares of ERI’s Common Stock owned by REI, except to the extent of any pecuniary interest therein.

(3)         Calculated based on a total of 46,411,632 shares of Common Stock outstanding as of September 19, 2014, according to information filed by the Issuer on September 19, 2014.

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Donald L. Carano

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,892,847 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,892,847 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,892,847 (1)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 23.5% (3)

14	Type of Reporting Person (See Instructions) IN

(1)         All of the shares of ERI Common Stock reported on this Schedule 13D are directly held by REI. Mr. Carano is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in REI.

(2)         Solely in Mr. Carano’s capacity as trustee and a beneficiary of the Donald L. Carano Family Trust, which holds a direct ownership interest in REI. REI holds a direct ownership interest in ERI. Mr. Carano disclaims beneficial ownership of the shares of ERI’s Common Stock owned by REI, except to the extent of any pecuniary interest therein.

(3)         Calculated based on a total of 46,411,632 shares of Common Stock outstanding as of September 19, 2014, according to information filed by the Issuer on September 19, 2014.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). The principal executive offices of ERI are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Item 2.	Identity and Background

(a), (b) and (c)  This statement is being filed by the following persons:

(i) Recreational Enterprises, Inc., a Nevada corporation (“REI”), which is a holding company. REI’s business address is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of REI and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference;

(ii) Donald L. Carano Family Trust (the “Trust”), which is a trust organized under the laws of Nevada, of which Donald L. Carano is the trustee and a beneficiary.  The address of the Trust is P.O. Box 2540, Reno, Nevada, 89505;

(iii) Donald L. Carano (“Mr. Carano”), a United States citizen, who is an entrepreneur.  Mr. Carano’s business address is 100 West Liberty Street, 11th Floor, Reno, Nevada, 89501.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(d) and (e) During the last five years, none of REI, the Trust, Mr. Carano, nor the directors and officers of REI has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Each Reporting Person acquired beneficial ownership of 10,892,847 shares of Common Stock in connection with the transactions contemplated by the Merger Agreement (as defined below).

In connection with the Agreement and Plan of Merger dated as of September 9, 2013, as amended November 8, 2013, February 13, 2014 and May 13, 2014, by and among MTR Gaming Group, Inc. (“MTR”), ERI, Ridgeline Acquisition Corp. (“Merger Sub A”), Eclair Acquisition Company (“Merger Sub B”), Eldorado Holdco LLC (“Eldorado”), and Thomas Reeg, Robert Jones and Gary Carano, as the Member Representative (the “Merger Agreement”), which is attached as Exhibit 99.1, (i) Merger Sub A merged with and into MTR, with MTR surviving the merger, (ii) Merger Sub B merged with and into Eldorado, with Eldorado surviving the merger and (iii) each of MTR and Eldorado became wholly owned direct subsidiaries of ERI (the transactions collectively, the “Merger”).

REI received 10,892,847 shares of ERI’s Common Stock in exchange for REI’s membership interest in Eldorado as consideration for the merger of Merger Sub B with and into Eldorado on September 19, 2014. Mr. Carano is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in REI.

Item 4.	Purpose of Transaction

REI acquired the Common Stock reported on this Statement pursuant to the Mergers.  Mr. Carano is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in REI.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:  (i) any acquisition by any person of additional securities of ERI, or any disposition of securities of ERI; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ERI or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of ERI or any of its subsidiaries; (iv) any change in the present board of directors or management of ERI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of ERI; (vi) any other material change in ERI’s business or corporate structure; (vii) any change in ERI’s charter or bylaws or other actions which may impede the acquisition of control of ERI by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of the securities of ERI; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of the securities of ERI; or (x) any action similar to any of those enumerated above.

The Reporting Persons continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of shares of the Issuer’s Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, or distributed in kind to holders of beneficial interests in the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  As of the date hereof, REI owns beneficially 10,892,847 shares of Common Stock, representing approximately 23.5% of the outstanding Common Stock of the Issuer (based on a total of 46,411,632 shares of Common Stock outstanding, according to information filed by ERI on September 19, 2014).

As of the date hereof, the Trust, which holds a direct ownership interest in REI, had shared voting and dispositive power with respect to all 10,892,847 shares of Common Stock owned beneficially by REI, representing approximately 23.5% of the outstanding Common Stock of the Issuer.

As of the date hereof, Mr. Carano, in his capacity as the trustee and a beneficiary of the Trust, had shared voting and dispositive power with respect to all 10,892,847 shares of Common Stock owned beneficially by REI, representing approximately 23.5% of the outstanding Common Stock of the Issuer.

(c) As described in Item 3 of the Statement, REI acquired beneficial ownership of the Common Stock pursuant to the Merger Agreement on September 19, 2014.  No Reporting Person has effected any other transaction in the Common Stock during the past 60 days.

(d) In addition to the Trust, the other shareholders of REI have the right to receive dividends from, or the proceeds from, the sale of the 10,892,847 shares of Common Stock owned directly by REI.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
Exhibit 99.1

Agreement and Plan of Merger, dated as of September 9, 2013, by and among MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado HoldCo LLC and Thomas Reeg, Robert Jones and Gary Carano, as Member Representative, as amended on November 8, 2013, February 13, 2014 and May 13, 2014, incorporated by reference to Exhibits 2.1, 2.2, 2.3 and 2.4 of Issuer’s Registration Statement on Form S-4 filed on June 11, 2014

Exhibit 99.2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2014

Recreational Enterprises, Inc.

By:	/s/ Donald L. Carano
Name: Donald L. Carano
Title: President

Donald L. Carano Family Trust

By:	/s/ Donald L. Carano
Name: Donald L. Carano
Title: Trustee

/s/ Donald L. Carano
Donald L. Carano

SCHEDULE I

Directors and Executive Officers of Recreational Enterprises, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Recreational Enterprises, Inc. (“REI”). Each such person is a U.S. citizen, and, unless otherwise noted, the business address of each such person is 100 West Liberty Street, 11th Floor, Reno Nevada 89501.

Name	Present Principal Occupation

Donald L. Carano Chairman of the Board	Entrepreneur President, REI

Gary L. Carano Director	Treasurer, REI Chairman of the Board and Chief Executive Officer, Eldorado Resorts, Inc. (“ERI”). The address of ERI is 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Gene R. Carano Director	Senior Vice President of Operations, ERI General Manager, Eldorado Hotel & Casino (“Eldorado Reno”). The address of Eldorado Reno is 345 N. Virginia St., Reno, Nevada, 89501.

Glenn T. Carano Director	Secretary, REI General Manager, Silver Legacy Casino. The address of Silver Legacy Casino is 407 N. Virginia St., Reno, Nevada, 89501.

Gregg R. Carano Director	Senior Vice President Food and Beverage, ERI

Cindy L. Carano Director	Hotel Director, Eldorado Reno

John Frankovich Director	Vice President and Assistant Secretary, REI Managing Partner at McDonald Carano Wilson LLP, located at 100 West Liberty Street, 10th Floor, P.O. Box 2670, Reno, Nevada, 89501.

Rhonda K. Carano Director	Senior Vice President of Brand Marketing and Creative Services, ERI